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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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                                   FORM 12b-25

                        Commission file number: 333-6440

(Check one):

[ ]     Form 10-K or Form 10-KSB
[ ]     Form 11-K
[ ]     Form 20-F
[X]     Form 10-Q or Form 10-QSB
[ ]     Form N-SAR

For Period Ended:          September 30, 2000

[ ]     Transition Report on Form 10-K or Form 10-KSB
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q or Form 10-QSB
[ ]     Transition Report on Form N-SAR

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 1 (Financial Statements) and Item 2 (Management's Discussion and Analysis) of Part I of Form 10-QSB, and Exhibit 27.1 (Financial Data Schedule).

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Q-Seven Systems, Inc.

Address of Principal Executive Offices: Mittelstr. 11-13, 40789 Monheim, Germany


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed:

(Check box if appropriate)


      |   (a) The reasons  described  in  reasonable  detail in Part III of this
      |   form could not be eliminated without unreasonable effort or expense;
      |
      | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, 10- KSB, 20-F or Form N-SAR, or portion thereof will be
[ ]   |   filed on or before the 15th calendar day following the  prescribed due
      | date; or the subject quarterly report or transition report on Form | 10-Q, 10-QSB or portion thereof will be filed on or before the fifth
      |   calendar day following the prescribed due date; and
      |
      |   (c) The  accountant's  statement  or other  exhibit  required  by Rule
      |   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The registrant's interim financial statements for the period ended September 30, 2000 (the "Interim Financial Statements") have not yet been compiled. Without the Interim Financial Statements, the registrant has been unable to complete Item 1 (Financial Statements) and Item 2 (Management's
Discussion and Analysis) of Part I of its quarterly report on Form 10-QSB for the period ended September 30, 2000, and Exhibit 27.1 (Financial Data Schedule) thereto.

     Due to cash flow problems, the registrant was unable to retain on a timely basis its accounting firm to compile the Interim Financial Statements. The registrant's management is attempting to address this problem.

     Upon the completion of the registrant's financial statements for the period ended June 30, 2000, which have not yet been filed, and the Interim Financial Statements, the registrant expects to immediately amend its quarterly report on Form 10-QSB for the period ended September 30, 2000.



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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Name:  Philipp S. Kriependorf

Telephone:  011-49-2173-392 20

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months of for such shorter period that the registrant was required to file such report(s) been filed?

                                                   [ ]  Yes         [X]  No

If the answer is no, identify report(s).

     The registrant has filed a quarterly report on Form 10-QSB for the period ended June 30, 2000, which did not include the required interim financial statements for the period ended June 30, 2000, and has not yet amended such report.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes         [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Management believes that the registrant's adult entertainment business, offered through X-Real Intertainment, Inc., Ltd., has increased significantly since last year. Accordingly, the registrant's management anticipates that the results of registrant's operations for the three and nine months ended September 30, 2000 increased significantly from those for the three and nine months ended September 30, 1999. At this time, the registrant's management is unable to quantify this increase because the Interim Financial Statements have not yet been compiled. Accordingly, no assurances can be made that mangement's anticipation of significantly increased results of operations will be borne out when the Interim Financial Statements become available.



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                              Q-Seven Systems, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned therunto duly authorized.

Date:    November 15, 2000         By:    /s/ Philipp S. Kriependorf
                                          -----------------------------------
                                   Name:  Philipp S. Kriependorf
                                   Title: President and Chief Executive Officer










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